January 19, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KKR Income Opportunities Fund (the “Registrant”) Registration Statement on Form N-2 (File No. 811-22543)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Registrant, hereby requests the withdrawal of the amended registration statement of the Registrant filed on Form N-2 on January 19, 2024 (Accession Number 0001193125-24-010317) (the “Registration Statement”), which was erroneously filed on the incorrect EDGAR form type. Specifically, the Registration Statement was filed as form type N-2/A rather than the intended form type N-2. The Registrant will file a separate registration statement on Form N-2 as form type N-2 to rectify the EDGAR filing error described above.

The Registrant’s effective registration statement filed on Form N-2/A on January 11, 2023 (Accession Number 0001193125-23-005859), should remain in place and is not subject to this withdrawal request.

The Registrant has not offered securities pursuant to the Registration Statement.

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Please call William J. Bielefeld at Dechert LLP at 202.261.3386 with any questions or comments regarding this filing or if he may assist you in any way.

Very truly yours,

/s/ Lori Hoffman

Lori Hoffman

Secretary,

KKR Income Opportunities Fund